Friday Eldredge & Clark

September 25, 2006

Mr. Jim B. Rosenberg Senior Assistant Chief Accountant United States Securities & Exchange Comm. 100 F. Street, N.E. Washington, D.C. 20549	via EDGAR

Re:	BNL Financial Corporation Form 10-Q for the Quarterly Period Ended March 31, 2006 Filed May 15, 2006 File Number: 000-16880

Dear Mr. Rosenberg:

On behalf of BNL Financial Corporation (“BNL”), we are further responding to your letter dated August 17, 2006, addressed to Mr. Wayne E. Ahart, Chairman of the Board.

Company Acknowledgement

Attached is the Company’s Acknowledgement responding to page 2 of the Comment Letter.

Thank you for your attention and assistance in this matter.

Very truly yours,

/s/ Larry W. Burks
      Larry W. Burks

LWB/skj
cc: Mr. Wayne E. Ahart

COMPANY STATEMENT
RE: SEC COMMENT LETTER OF AUGUST 17, 2006

BNL Financial Corporation (the “Company”), SEC File Number 0-16880, by and through its undersigned officer, Wayne E. Ahart, Chairman of the Board Directors and Chief Executive Officer, makes and gives this Statement in conjunction with responding to the letter dated August 17, 2006, from Jim B. Rosenberg, Senior Assistant Chief Accountant, Division of Corporation Finance, United States Securities and Exchange Commission ("SEC") (the “SEC Comment Letter”), commenting on the Company’s Form 10-Q for the first quarter ended March 31, 2006 (the "Filing"), as follows:

The Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing; and

2.	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Filing.

                            September 25, 2006

BNL Financial Corporation

By: /s/ Wayne E. Ahart
Wayne E. Ahart
Chairman of the Board of Directors and
Chief Executive Officer